EXHIBIT 99.1

Re:      Update on Eurocom’s Credtiors’ Meetings

Ramat Gan, Israel – February 19, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Following the previous report of Eurocom Communications Ltd., the controlling shareholder of the Company, through Internet Gold-Golden Lines Ltd (“Eurocom”) Eurocom reported to the Company today as follows:

On February 19, 2018, meetings were held for the purpose of discussing the arrangement with the original investor described in the previous reports - in a revised format that was presented (the "Arrangement"). The meetings concluded with a deadline being set for voting on the Arrangement by February 22, 2018.